Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

February 20, 2008

Kathleen Krebs, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Level 3 Communications, Inc.

Definitive Schedule 14A

Filed March 29, 2007

File No. 1-15658

Dear Ms. Krebs:

We received your letter dated January 18, 2008 (the “Letter”), setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Definitive Proxy Statement on Schedule 14A, dated April 18, 2007, filed under the Securities Exchange Act of 1934 (the “Proxy Statement”). Our response to the comment is set forth below. For the convenience of the Staff, we have restated the comment from the Letter, which is set off by “Our Response.”

Compensation Discussion and Analysis, page 9

1.

We have considered your response to comment six in our letter dated September 27, 2007, and reissue the comment. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each performance target you used and explain how disclosure could lead to competitive harm.

Our Response

We are interpreting the staff’s reissuance of this comment after reviewing our prior response as a statement that in most circumstances, quantitative performance-related factors that are tied to financial statement metrics or other financial performance related metrics would not meet the standard set forth in Instruction No. 4 to Rule 402(b) of

Regulation S-K (“Instruction No. 4”). Our response and the analysis supporting our response is based on this interpretation.

With respect to the determination of bonus awards for 2006, the Compensation Committee of our Board of Directors (the “Compensation Committee”) established six goals and objectives that would be used to inform the exercise of their discretion in setting bonuses.

As mentioned in the Proxy Statement and in our initial response letter, our bonus program is a discretionary bonus program. Unlike other companies, our bonus program does not set forth specific targets that if achieved or partly achieved result in the named executive officer or officers receiving a bonus. As such, the Compensation Committee generally does not establish targets that if met by the named executive officer or officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the meeting of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee’s discretion to award a bonus. While the Compensation Committee may indicate particular measures or milestones the achievement of which it will consider in the exercise of its discretion, these measures or milestones are not intended as specific targets. It is the Compensation Committee’s assessment of these measures or objectives at the end of the year – in addition to the Compensation Committee’s assessment of the other factors that are described in the Compensation Discussion and Analysis and our prior response letter – that inform the Compensation Committee’s exercise of its discretion in awarding a bonus.

The six objectives for 2006 and the results that would be reviewed as a measure of the achievement against these objectives were summarized in our Proxy Statement as follows:

1.

Manage our mature services for maximum cash flow. Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for our Other Communications Services, which includes our managed modem and related reciprocal compensation and legacy managed IP service business;

2.

Appropriately increase revenue from Core Communications Services. Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for Core Communications Services, which includes transport and infrastructure, IP and data services, voice and video and advertising distribution services;

3.	Effectively manage WilTel acquisition integration activities. Performance against this goal is measured by an assessment of progress against integration project milestones and objectives;
4.	Attract, motivate and retain appropriate workforce. Performance against this goal is measured by an assessment of employee turnover rate and employee satisfaction;

5.	Meet overall 2006 financial goals. Performance against this goal is measured against budgeted financial objectives; and
6.

Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities. Performance against this goal is based on an assessment of the value added to the company as well as the level of OIBDA acquired in merger and acquisition transactions, and improvements in credit profile and balance sheet improvements with respect to the accomplishments in the capital markets. With respect to this objective, the Compensation Committee acknowledged that, depending upon the level of activities during the year, this objective could be a significant factor in determining overall 2006 bonus payouts.

As the targets established by the Compensation Committee for objective Number 1 above relate to financial performance, these objectives would not meet the requirements of Instruction No. 4. As a result, the disclosure of these targets would not cause us competitive harm.

In addition, as the targets established by the Compensation Committee for objective Number 2 above relate to financial performance, these objectives would not meet the requirements of Instruction No. 4. As a result, the disclosure of these targets would not cause us competitive harm.

With respect to objective Number 3, the Compensation Committee did not establish specific targets. Rather, the Compensation Committee indicated that its review of the performance against this objective would be informed by an analysis of the Company’s performance relative to the integration plans that had been prepared by management. As such, there was no specific target to disclose in the Proxy Statement with respect to this objective.

The Compensation Committee did not establish specific targets with respect to objective Number 4. The Compensation Committee did indicate that its review of the performance against this objective would be informed by an assessment of the Company’s 2006 employee turnover rate and employee satisfaction. As such, there was no specific target to disclose in the Proxy Statement with respect to this objective.

The Compensation Committee did not establish specific targets with respect to objective Number 5. The Compensation Committee did indicate that its review of the performance against this objective would be informed by an assessment of the Company’s overall performance relative to the Company’s operating budget that had been prepared by management. As such, there was no specific target to disclose in the Proxy Statement with respect to this objective.

With respect to objective Number 6, the Compensation Committee also did not establish specific targets. The Compensation Committee did indicate that its review of the performance against this objective would be informed by an assessment of any transactions undertaken by management during the year to determine the value added to the company from those transactions as well as the level of OIBDA acquired in merger and acquisition transactions, and improvements in credit profile and balance sheet improvements with respect to any accomplishments in the capital markets. As such, there was no specific target to disclose in the Proxy Statement with respect to this objective.

In our future filings, to the extent that our Compensation Committee determines to use target levels with specific quantitative or qualitative performance-related factors to inform the exercise of the Committee’s discretion in setting the compensation received by our chief executive officer or any of our other named executive officers, we will provide the specific quantitative or qualitative performance-related factors used unless we determine that those factors would cause us competitive harm based upon the standard set forth in Instruction No. 4.

In addition, to the extent that the specific targets are not stated in quantitative terms, we will explain the factors that the Committee considered that demonstrated the objective has been achieved or the level at which the objective has been achieved.

*    *    *    *    *

Level 3 acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. Level 3 acknowledges that the Staff’s comments or changes in disclosure in the Proxy Statement in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that Level 3 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (720) 888-2514.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein

Senior Vice President

cc: Thomas C. Stortz, Esq.

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